UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Carnival Corporation
Carnival plc

(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation
Special Voting Share of Carnival plc
Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)

(Title of Class of Securities)

Common Stock:  143658 10 2 and 143658 30 0**
Special Voting Share:  G7214F 12 2
Trust Shares:  143658 30 0**

(CUSIP Number)

Arnaldo Perez, Esq.
General Counsel
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida  33178-2428
(305) 599-2600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0.  See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 2 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TAMMS MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,439
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 3 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 95,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 4 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 95,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 5 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,690,691
	8	SHARED VOTING POWER 37,580,930
	9	SOLE DISPOSITIVE POWER 95,736,445
	10	SHARED DISPOSITIVE POWER 42,535,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,271,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 6 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JMD DELAWARE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,954,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 7 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES M. DUBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 29,895,326
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 34,849,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,850,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 8 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2005 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,580,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,580,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 9 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KNIGHT PROTECTOR, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,895,326
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,895,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,895,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 10 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SUNTRUST DELAWARE TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,230,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,230,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 11 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2003 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 932,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 12 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MBA I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 13 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOHN J. O’NEIL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,895,326
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,895,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,895,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 14 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VERUS PROTECTOR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,580,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,580,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,580,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 15 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD L. KOHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 37,581,930
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 37,581,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,582,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 16 of 24

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Management Corporation (“TAMMS Corp.”), MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil, Verus Protector, LLC and Richard L. Kohan (collectively, the “Reporting Persons”).  This Amendment No. 19 is being filed because the number of Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding.  This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

On October 9, 2014 and November 18, 2014 sales plans were entered into under Rule 10b5-1 by Eternity Four Trust for the sale of up to 6,250,000 Shares and up to 5,893,854 Shares, respectively (or 12,143,854 Shares in the aggregate) in open market transactions (the “Eternity Four Trust Sales Plans”).  From November 11, 2014 through December 3, 2014, an aggregate amount of 7,705,959 Shares were sold pursuant to the Eternity Four Trust Sales Plans.

On November 21, 2014, a sales plan was entered into under Rule 10b5-1 by Eternity Five Trust for the sale of up to 580,175 Shares in open market transactions (the “Eternity Five Trust Sales Plan”).  From November 24, 2014 through November 26, 2014, an aggregate amount of 580,175 Shares were sold pursuant to the Eternity Five Trust Sales Plan.

In the future, similar sales plans to sell Shares beneficially owned by the Reporting Persons under Rule 10b5-1 may be effected.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 17 of 24

All ownership percentages set forth herein assume that there are 592,649,377 Shares outstanding, representing the total number of shares reported by Carnival Corporation in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2014 filed with the SEC on October 3, 2014.

(a) and (b)(i)

(i)         TAMMS Corp. may be deemed to beneficially own all of the 32,439 Shares (approximately 0.0% of the total number of Shares outstanding) it directly holds.  TAMMS Corp. has sole voting and shared dispositive power with respect to such Shares.

(ii)        B Shares, L.P. beneficially owns an aggregate of 95,736,445 Shares (approximately 16.2% of the total number of Shares outstanding), which it holds directly.  B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(iii)       B Shares, Inc. beneficially owns an aggregate of 95,736,445 Shares (approximately 16.2% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P.  B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iv)       Micky Arison beneficially owns an aggregate of 138,271,621 Shares (approximately 23.3% of the total number of Shares outstanding), 3,271,234 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 95,736,445 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 “B” Trust, 37,580,930 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, and 1,683,012 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children. Micky Arison has shared dispositive and voting power with respect to the 37,580,930 Shares held by the Artsfare 2005 Trust No. 2.   Micky Arison has sole voting and dispositive power with respect to the 95,736,445 Shares indirectly held by the Nickel 1994 “B” Trust.  Micky Arison has sole voting and shared dispositive power with respect to the 3,271,234 Shares held by the Nickel 2003 Revocable Trust and the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children.

(v)       JMD Delaware, Inc. beneficially owns an aggregate of 4,954,246 Shares (approximately 0.8% of the total number of Shares outstanding), by virtue of being the trustee of the Nickel 2003 Revocable Trust and the trustee of

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 18 of 24

various trusts for the benefit of Mr. Arison’s children.  JMD Delaware, Inc. has shared dispositive power with respect to the 3,271,234 Shares held by the Nickel 2003 Revocable Trust and the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children.  Accordingly, JMD Delaware, Inc. may be deemed to beneficially own such Shares for which it expresses voting and/or dispositive power.  JMD Delaware, Inc. disclaims beneficial ownership of all such Shares.

(vi)      James M. Dubin beneficially owns an aggregate of 34,850,572 Shares (approximately 5.9% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 34,849,572 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, Inc. and a fifty-percent shareholder of Knight Protector, Inc.  Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly.  Mr. Dubin has shared voting and dispositive power with respect to 29,895,326 Shares held by Eternity Four Trust.  Mr. Dubin has shared dispositive power with respect to the 3,271,234 Shares held by the Nickel 2003 Revocable Trust and the 1,683,012 Shares held by trusts for the benefit of Mr. Arison’s children.  Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power.  Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

(vii)     Artsfare 2005 Trust No. 2 beneficially owns the 37,580,930 Shares for which it exercises shared dispositive power (approximately 6.3% of the total number of Shares outstanding).

(viii)    Knight Protector, Inc. beneficially owns an aggregate of 29,895,326 Shares (approximately 5.0% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust.  Knight Protector, Inc. has shared dispositive power and sole voting power with respect to 29,895,326 Shares held by Eternity Four Trust.

(ix)       SunTrust Delaware Trust Company beneficially owns 38,230,930 Shares (approximately 6.5% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2 and Dozer Trust.  SunTrust Delaware Trust Company has shared dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No. 2 and the 650,000 Shares held by Dozer Trust.   Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares.  SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

(x)        Artsfare 2003 Trust beneficially owns an aggregate of 932,439 Shares (approximately 0.1% of the total number of Shares outstanding), 900,000 of which it holds beneficially by virtue of its interest in MBA I, L.P. and 32,439 of which it holds beneficially as sole stockholder of TAMMS Corp.  Artsfare 2003 Trust has shared voting and dispositive power with respect to the 900,000 Shares held by MBA I, L.P. and exercises shared dispositive power over the 32,439 Shares held by TAMMS Corp.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 19 of 24

(xi)       MBA I, L.P. beneficially owns an aggregate of 900,000 Shares (approximately 0.1% of the total number of Shares outstanding), which Shares it holds directly. MBA I, L.P. has shared voting and dispositive power over all such Shares.

(xii)      John J. O’Neil beneficially owns an aggregate of 29,895,326 Shares (approximately 5.0% of the total number of Shares outstanding) by virtue of being a fifty-percent shareholder of Knight Protector, Inc. Mr. O’Neil has shared voting  and dispositive power with respect to 29,895,326 Shares held by Eternity Four Trust.  Accordingly, Mr. O’Neil may be deemed to beneficially own such Shares for which he exercises shared voting and/or dispositive power.  Mr. O’Neil disclaims beneficial ownership of all such Shares.

(xiii)     Verus Protector, LLC beneficially owns an aggregate of 37,580,930 Shares (approximately 6.3% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No. 2. Verus Protector, LLC has shared voting and dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No. 2.

(xiv)     Richard L. Kohan beneficially owns an aggregate of 37,582,930 Shares (approximately 6.3% of the total Shares outstanding), by virtue of being the sole member of Verus Protector, LLC, and owning 1,000 Shares indirectly and 1,000 Shares directly.  Mr. Kohan has shared voting and dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No. 2.  Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(xv)      The Reporting Persons, as a group, beneficially own an aggregate of 169,752,386 Shares (approximately 28.6% of the total number of Shares outstanding).  The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares, except for Shares held by Eternity Four Trust over which The Northern Trust Company of Delaware exercises shared dispositive power with Knight Protector, Inc., James M. Dubin and John J. O'Neil, and except for Shares held by Dozer Trust, of which SunTrust Delaware Trust Company is the trustee, over which an Investment Direction Advisor exercises sole voting power and shared dispositive power.

(c)       During the past 60 days (i) Eternity Four Trust sold Shares in open market transactions on the New York Stock Exchange pursuant to the Eternity Four Trust Sales Plans as noted in Schedule I, which is incorporated by reference in its entirety to this Item 5(c), and (ii) Eternity Five Trust sold Shares in open market transactions on the New York Stock Exchange pursuant to the Eternity Five Trust Sales Plan as noted in Schedule II, which is incorporated by reference in its entirety to this Item 5(c). Except as set forth in this paragraph (c), to the best knowledge of each of the Reporting Persons, through December 3, 2014 none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 20 of 24

(d)       Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 44
Joint Filing Agreement, dated as of December 5, 2014, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil,  Verus Protector, LLC and Richard L. Kohan.

The Power of Attorney filed for Verus Protector, LLC and Richard L. Kohan as an exhibit to Amendment No. 13 to Schedule 13D filed on July 16, 2012, the Power of Attorney filed for SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Artsfare 2005 Trust No. 2 as an exhibit to the Form 3 filed on December 22, 2005 and the Powers of Attorney filed for the other signatories hereto as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 21 of 24

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  December 5, 2014

TAMMS MANAGEMENT CORPORATION
MA 1994 B SHARES, L.P.
MA 1994 B SHARES, INC.
MICKY ARISON
JMD DELAWARE, INC.
JAMES M. DUBIN
ARTSFARE 2005 TRUST NO. 2
KNIGHT PROTECTOR, INC.
SUNTRUST DELAWARE TRUST COMPANY
ARTSFARE 2003 TRUST
MBA I, L.P.
JOHN J. O’NEIL
VERUS PROTECTOR, LLC
RICHARD L. KOHAN

By:	John J. O’Neil, Attorney-in-Fact

/s/ John J. O’Neil

KNIGHT PROTECTOR, INC.

By:	John J. O’Neil, Authorized Signatory

/s/ John J. O’Neil

/s/ John J. O’Neil
John J. O’Neil

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 22 of 24

INDEX TO EXHIBITS

Exhibits

Exhibit 44
Joint Filing Agreement, dated as of December 5, 2014, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil, Verus Protector, LLC and Richard L. Kohan.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 23 of 24

SCHEDULE I

ETERNITY FOUR TRUST

Date	No. of Shares Sold	Average Price Per Share
11/11/2014	742,382	$40.5658
11/12/2014	596,374	$40.3647
11/13/2014	791,373	$40.9057
11/14/2014	163,086	$41.1436
11/19/2014	386,876	$41.6632
11/20/2014	448,876	$41.6502
11/21/2014	493,793	$41.5958
11/24/2014	282,765	$41.9820
11/25/2014	292,641	$42.2631
11/26/2014	260,343	$42.0533
11/28/2014	725,519	$44.1222
12/01/2014	736,365	$42.5709
12/02/2014	833,139	$42.8517
12/03/2014	902,427	$42.9853

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 24 of 24

SCHEDULE II

ETERNITY FIVE TRUST

Date	No. of Shares Sold	Average Price Per Share
11/24/2014	283,213	$41.9824
11/25/2014	282,678	$42.2588
11/26/2014	14,284	$42.0046